Diane J. Harrison, Esq.
6860 Gulfport Blvd. S. No. 162
S. Pasadena, FL 33707
Phone/Fax: (941) 531-4935
E-mail: HarrisonDJEsq@tampabay.rr.com

August 8, 2006

Mr. John D. Reynolds, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington D.C., 20549

Re: Ivecon, Inc.
Fourth Amendment to Registration Statement on Form SB-2
File No. 333-133545
Filed: August 8, 2006

Dear Mr. Reynolds:

The Company has completely revised their SB-2 to eliminate their primary offering.  Based on the current economic conditions and after discussion among the Board of Directors it has been determined that the Company can raise any capital necessary through a private offering.  A Form D will be filed at the appropriate time and the offering registered in those states that require such. On behalf of the Company, on August 8, 2006, I transmitted via EDGAR the Company’s Fourth Amendment to Registration Statement on Form SB-2. Furthermore, to facilitate your review, the Company also transmitted via EDGAR an “html” version of the “red-lined” document which clearly shows each and every change: deleted text (“blue strike-out text”), inserted text (“red text”), and moved text (“yellow”).

Should you have any questions or comments, please do not hesitate to e-mail me via <HarrisonDJEsq@tampabay.rr.com> or call me at (941) 531-4935.

Sincerely,
/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosures (4)
1. Ivecon, Inc. SB-2/A-4
2. HTML Ivecon, Inc. SB-2/A-4 Red-lined
3. Exhibit 5.4: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.
4. Exhibit 23.4: Consent of Experts and Counsel: Independent Auditor's Consent by Randall N. Drake, C.P.A.